UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 8)

                           BRIGHAM EXPLORATION COMPANY

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    109178103
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 10, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

109178103 PAGE 2 OF 7 PAGES
---------------------------


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners III, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

109178103 PAGE 3 OF 7 PAGES
---------------------------


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP III Investors, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

109178103 PAGE 4 OF 7 PAGES
---------------------------


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP-Brigham Partners, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

109178103 PAGE 5 OF 7 PAGES
---------------------------


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

109178103 PAGE 6 OF 7 PAGES
---------------------------


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of March 3, 2000, as amended by Amendment No. 1 thereto, dated as of November 6, 2000, as amended by Amendment No. 2 thereto, dated as of March 5, 2001, as amended by Amendment No. 3 thereto, dated as of December 23, 2002, as amended by Amendment No. 4 thereto, dated as of December 23, 2002, as amended by Amendment No. 5 thereto, dated as of September 23, 2003, as amended by Amendment No. 6 thereto, dated as of January 14, 2004, and as amended by Amendment No. 7 thereto, dated February 27, 2004, with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock") of Brigham Exploration Company, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

ITEM 2.  IDENTITY AND BACKGROUND.

Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

Unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a) As of the date hereof, GAP III, GAP LP, GAP-Brigham and GAPCO II each own of record no shares of Common Stock, respectively, or 0%, respectively, of the Company's issued and outstanding shares of Common Stock.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of no shares of Common Stock.

(c) This Amendment No. 8 is being filed as a result of the fact that between February 27, 2004 through March 10, 2004, GAP LP, GAP-Brigham and GAPCO II sold on the open market the following number of shares of Common Stock at the price per share set forth below, which, in the aggregate, amount to over 1% of the shares of Common Stock outstanding as of November 12, 2003.


                                                SHARES     PRICE PER
      DATE           SELLER                      SOLD        SHARE
      ----           ------                      ----        -----
   02/27/2004     GAP LP                        20,826     $7.8951
   02/27/2004     GAP-Brigham                      993     $7.8951
   02/27/2004     GAPCO II                       3,331     $7.8951
   03/01/2004     GAP LP                        40,534     $7.9270
   03/01/2004     GAP-Brigham                    1,932     $7.9270
   03/01/2004     GAPCO II                       6,483     $7.9270
   03/02/2004     GAP LP                        17,471     $7.8627
   03/02/2004     GAP-Brigham                      833     $7.8627
   03/02/2004     GAPCO II                       2,795     $7.8627
   03/03/2004     GAP LP                        17,471     $7.9700
   03/03/2004     GAP-Brigham                      833     $7.9700
   03/03/2004     GAPCO II                       2,795     $7.9700
   03/04/2004     GAP LP                         6,527     $7.9600
   03/04/2004     GAP-Brigham                      311     $7.9600
   03/04/2004     GAPCO II                       1,044     $7.9600
   03/05/2004     GAP LP                        19,079     $7.9643
   03/05/2004     GAP-Brigham                      909     $7.9643
   03/05/2004     GAPCO II                       3,052     $7.9643
   03/09/2004     GAP LP                         4,263     $7.9600

109178103 PAGE 7 OF 7 PAGES
---------------------------


                                                SHARES     PRICE PER
      DATE           SELLER                      SOLD        SHARE
      ----           ------                      ----        -----
   03/09/2004     GAP-Brigham                      203     $7.9600
   03/09/2004     GAPCO II                         682     $7.9600
   03/10/2004     GAP LP                     1,170,870     $7.5500
   03/10/2004     GAP-Brigham                   55,814     $7.5500
   03/10/2004     GAPCO II                     171,963     $7.5500


(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) On March 10, 2004, as a result of the transactions described in Item 5(c), the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Unchanged.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1:        Power of Attorney dated January 4, 2004, appointing Thomas J.
                  Murphy Attorney-In-Fact for GAPCO II.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED MARCH 11, 2004

                            GENERAL ATLANTIC PARTNERS III, L.P.

                            By: GAP III INVESTORS, INC.,
                                Its general partner


                            By: /s/ Thomas J. Murphy
                                ----------------------------------
                                Name:  Thomas J. Murphy
                                Title: Vice President and Treasurer



                           GAP III INVESTORS INC.


                            By: /s/ Thomas J. Murphy
                                ----------------------------------
                                Name:  Thomas J. Murphy
                                Title: Vice President and Treasurer



                           GAP-BRIGHAM PARTNERS, L.P.


                           By:  /s/ Steven A. Denning
                                ----------------------------------
                                Name:  Steven A. Denning
                                Title: General Partner



                           GAP COINVESTMENT PARTNERS II, L.P.


                            By: /s/ Thomas J. Murphy
                                ----------------------------------
                                Name:  Thomas J. Murphy
                                Title: Attorney-In-Fact